Exhibit 99.1

Ballard CFO to Present at Rodman & Renshaw Global Investment Conference in New York City

VANCOUVER, Aug. 30, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announces that Tony Guglielmin, Chief Financial Officer will present during the Rodman & Renshaw 18th Annual Global Investment Conference at The New York Palace Hotel in New York City on Tuesday, September 13th, 2016 at 10:25 a.m. Eastern Time.

The link to a live audio and webcast of the presentation is http://wsw.com/webcast/rrshq26/bldp. Ballard recommends registering at least 10 minutes prior to the start of the live audio and webcast session to ensure timely access. A recording of the presentation will be made available at www.ballard.com/investors.

During his presentation, Mr. Guglielmin will discuss Ballard's strategic direction and recent progress within the fast-growing fuel cell and clean energy areas. He will also be available throughout the day for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:30e 30-AUG-16